SECU 19007310

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SEC FILE NUMBER
8- 70044

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **June 5, 2018** (MM/DD/YY) AND ENDING **DECEMBER 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

180 DEGREE CAPITAL BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 N. Willow Street, Suite 4B
Montclair, NJ 07042

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - if individual, state last, first, middle name)

529 Fifth Avenue	**New York**	**NY**	
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 0 1 2019
Washington, DC

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert Bigelow**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **180 Degree Capital BD, LLC** as of **DECEMBER 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

ALICIA M. GIFT
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 5/10/2022

Signature

General Securites Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
180 Degree Capital BD, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 180 Degree Capital BD, LLC as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the period from June 5, 2018 (date of registration with the Securities and Exchange Commission) through December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of 180 Degree Capital BD, LLC as of December 31, 2018, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of 180 Degree Capital BD, LLC's management. Our responsibility is to express an opinion on 180 Degree Capital BD, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to 180 Degree Capital BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of 180 Degree Capital BD, LLC's financial statements. The supplemental information is the responsibility of 180 Degree Capital BD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as 180 Degree Capital BD, LLC's auditor since 2018.
New York, New York
February 27, 2019

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash	$	78,650
Prepaid expenses		941
TOTAL ASSETS	$	79,591
LIABILITIES AND MEMBER'S EQUITY		
Intercompany payable		25,926
Accounts payable and accrued expenses		22,000
Total Liabilities		47,926
Member's Equity		31,665
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	79,591

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF OPERATIONS
FOR THE TIME PERIOD JUNE 5, 2018 THROUGH DECEMBER 31, 2018

Revenues	
Total Revenues	0
Expenses	
Occupancy and equipment	2,485
Professional fees	40,000
Regulatory and exchange fees	1,398
Office expense	653
Total Expenses	44,536
Net (loss)	$ (44,536)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE TIME PERIOD JUNE 5, 2018 THROUGH DECEMBER 31, 2018

	Member's Equity
Balance - June 5, 2018	76,201
Member Contributions	0
Net Loss	(44,536)
Balance - December 31, 2018	31,665

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF CASH FLOWS
FOR THE TIME PERIOD JUNE 5, 2018 THROUGH DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(44,536)
Adjustments to reconcile net loss to cash used:		
Increase in prepaid expenses		(114)
Increase in accounts payable and accrued expenses		22,000
Increase in intercompany payable		21,300
Net cash used by operating activities		(1,350)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash used by investing activities		0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net cash provided by financing activities		0
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,350)
CASH AND CASH EQUIVALENTS:		
Cash and Cash Equivalents - June 5, 2018		80,000
Cash and Cash Equivalents - December 31, 2018	$	78,650
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Income taxes paid		0
Interest paid		0

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

180 Degree Capital BD, LLC (the "Company") is a broker-dealer registered on June 5, 2018 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed as a Limited Liability Corporation under the laws of Delaware on October 3, 2017. The Company's primary business activities include raising capital for investment funds and private placement of securities. The sole managing member of the Company is 180 Degree Capital Corp. (the "Parent").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenues from private placement of securities: Revenue shall generally be recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Revenue from raising capital for investments funds: The Company shall recognize revenues for capital advisory fees when (1) the commitment of capital is secured (primary capital raising transactions) or the sale or transfer of the capital interest occurs (secondary market transactions) and (2) the fees are earned from the client in accordance with terms of the engagement letter. Upfront fees and certain retainer fees are deferred until the commitment is secured or the sale or transfer of the capital interest occurs, as the fees are considered constrained (subject to significant reversal) prior to such time.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and money market accounts.

New accounting pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosure. Lessor accounting is largely unchanged.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ASU is effective for the Company as of its year ending December 31, 2019. Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

NOTE 3. INCOME TAXES

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the Parent's income tax returns, and the Parent is responsible for paying any taxes due. While not required to do so, the Company intends to make periodic distributions to its Parent for federal and income taxes that pass through to the Parent.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The Company files income tax returns in the U.S. federal, state, and local jurisdictions.

NOTE 4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 62/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2018, the Company had net capital of $30,724 which was $24,733 in excess of the required minimum net capital of $5,991. The ratio of aggregate indebtedness to net capital was 1.55 to 1.

The Company does not handle customers' cash or securities. Accordingly, the Company claims exemption from Rule 15c3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

NOTE 5. RELATED-PARTY TRANSACTIONS

In April 2018 the Parent and Company entered into a service agreement under which the Parent allocates administrative expenses to the Company. The Parent allocated $3,010 in administrative expenses under the agreement during the period ended December 31, 2018.

In addition the Parent has paid vendors of the Company during the year for which it invoices the Company for reimbursement. These reimbursement requests totaled $21,000 for consulting and $1,916 for regulatory fees. The Company has an inter-company liability of $25,926 at December 31, 2018

NOTE 6. SUBSEQUENT EVENTS

Management evaluated the activity of the Company through the date these financial statements were issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL:		
Member's equity		$ 31,665
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	941	
		941
Net capital before haircuts on securities positions		30,724
Less: Haircuts and exempted securities		0
NET CAPITAL		$ 30,724
AGGREGATE INDEBTEDNESS		$ 47,926
MINIMUM NET CAPITAL REQUIRED (12.50% of aggregate indebtedness)		$ 5,991
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,991
EXCESS NET CAPITAL ($30,724 - $5,991)		$ 24,733
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 47,926 / $ 30,724	155.99%

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$	30,724
Increases:			
Decrease in non allowable assets	0		
Increase in income	0		
Decrease in expenses	0		0
Decreases:			
Increase in expenses	0		
Decrease in income	0		0
NET CAPITAL per audit		$	30,724

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2018

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K)(2)(i). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
180 Degree Capital BD, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 180 Degree Capital BD, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which 180 Degree Capital BD, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) 180 Degree Capital BD, LLC stated that 180 Degree Capital BD, LLC met the identified exemption provisions throughout the period from June 5, 2018 (date of registration with the Securities and Exchange Commission) through December 31, 2018, without exception. 180 Degree Capital BD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 180 Degree Capital BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

New York, New York
February 27, 2019

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

180 DEGREE CAPITAL BD, LLC

(A WHOLLY-OWNED SUBSIDIARY OF

180 DEGREE CAPITAL CORP.)

DECEMBER 31, 2018

Rule 15c3-3 Exemption Report

180 Degree Capital BD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15C3-3 under the following provisions of 17 C.F.R. 240.15C3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17C.F.R. 240.15C3-3(k) throughout the period from June 5, 2018 through December 31, 2018 without exception.

180 Degree Capital BD, LLC

I, Robert Bigelow, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: General Securities Principal

Date: 2/27/19